CROWLEY NEWCO CORPORATION
PRESS RELEASE

Contacts:

Mark Miller Director, Corporate Communications Crowley Maritime Corp. Tel: (904) 727-4295 miller@crowley.com	Jenifer Kimble Sr. Specialist, Corporate Communications Crowley Maritime Corp. Tel: (904) 727-2513 jenifer.kimble@crowley.com

For Immediate Release
CROWLEY NEWCO CORPORATION ANNOUNCES
EXTENSION OF TENDER OFFER; WAIVER OF CONDITION
(Jacksonville, Fla.; April 27, 2007) Crowley Newco Corporation (the “Purchaser”) today announced that, in connection with its tender offer to purchase all outstanding shares of common stock of Crowley Maritime Corporation (“Crowley”) that it does not beneficially own at a price of $2,990 per share in cash, it has extended the expiration date for its tender offer and waived one of the conditions to the tender offer.
The offer was set to expire at 5:00 p.m., New York City time, on Monday, April 30, 2007. The offer will now expire at 5:00 p.m., New York City time, on Monday, May 7, 2007, unless extended. As of 5:00 p.m., New York City time on April 26, 2007, approximately 30,350 shares of Crowley common stock had been tendered to the Purchaser at the price of $2,990 per share.
The Purchaser also announced that the Court of Chancery of the State of Delaware has approved a proposed settlement of the pending Franklin Balance Sheet Investment Fund v Crowley (“Franklin”) litigation and has entered a final judgment dismissing the case. In addition to court approval of this settlement, the tender offer was conditioned upon expiration of the time for appeal of the court’s approval of the settlement. The Purchaser has waived this condition to the tender offer.
As a result of these events, the Purchaser will promptly file with the Securities and Exchange Commission amendments to its tender offer documents. The amendments may be obtained on the Securities and Exchange Commission’s web site at www.sec.gov.
Stockholders who have not yet tendered their shares are urged to tender their shares so that the Purchaser may complete the pending transaction. Stockholders who tender their shares will receive $2,990 per share in cash following consummation of the tender offer.
Stockholders of record can tender their shares by completing and mailing the Letter of Transmittal, along with any other required documents, to the Depositary, Registrar and Transfer Company. If shares are held in street name, the stockholder must contact the appropriate broker in order to tender its shares. Stockholders can call D.F. King & Co., Inc., the Information Agent for the transaction, to request the tender offer documents or to ask questions about the tender process. Banks and brokers can call collect at (212) 269-5550, and all others can call toll free at (800) 487-4870. Stockholders who have already tendered their shares need not take any additional action.
Stockholders should read the tender offer documents, as amended, which are on file with the Securities and Exchange Commission, as they contain important information about the tender offer. Investors can obtain such tender offer documents and other filed documents free of charge at the Securities and Exchange Commission’s website at www.sec.gov.
This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the Securities and Exchange Commission.